Exhibit 99.1

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR

THE PURPOSES OF ARTICLE 7 OF REGULATION (EU) NO 596/2014

Tiziana Life Sciences plc
(“Tiziana” or the “Company”)

Directorate Change

New York/London, 7 February 2019 – Tiziana Life Sciences plc (Nasdaq: TLSA / AIM: TILS), a biotechnology company focusing on the discovery and development of innovative therapeutics for inflammation and oncology indications, today announces that Riccardo Dalla-Favera MD has resigned from his role as Non-Executive Director of the Company. The Company is grateful to Dr Favera for his time, expertise and commitment to the Company.

The person who arranged for release of this announcement on behalf of the Company was Tiziano Lazzaretti, Chief Financial Officer of the Company.

About Tiziana Life Sciences

Tiziana is a UK biotechnology company that focuses on the discovery and development of novel molecules to treat human disease in oncology and immunology. In addition to milciclib, the Company is also developing Foralumab for liver diseases. Foralumab is the only fully human anti-CD3 mAbs in clinical development in the world. This compound has potential application in a wide range of autoimmune and inflammatory diseases, such as nonalcoholic steatohepatitis (NASH), primary biliary cholangitis (PBS), ulcerative colitis, multiple sclerosis, type-1 diabetes (T1D), inflammatory bowel disease (IBD), psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable.

For more information go to http://www.tizianalifesciences.com

Contacts:

Tiziana Life Sciences plc Gabriele Cerrone, Chairman and founder	+44 (0)20 7493 2853
Cairn Financial Advisers LLP (Nominated adviser) Liam Murray / Jo Turner	+44 (0)20 7213 0883
Stockdale Securities (Nominated broker) Antonio Bossi / Andy Crossley	+44 (0)20 7601 6125

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